                                                                   EXHIBIT 12(a)


                         SALOMON INC AND SUBSIDIARIES
               Calculation of Ratio of Earnings to Fixed Charges
                                  (Unaudited)


                                              Years Ended December 31,
                                     ------------------------------------------
Dollars in millions                   1993     1992     1991     1990     1989
                                     ------   ------   ------   ------   ------
Earnings:
  Income before taxes and
   cumulative effect of change
   in accounting principles          $1,465   $1,056   $  919   $  506   $  740
  Add fixed charges (see
   below)                             4,644    4,373    5,704    6,032    6,147
  Other adjustments                      22       20       (4)     (16)     (10)
                                     ------   ------   ------   ------   ------
Earnings as defined                  $6,131   $5,449   $6,619   $6,522   $6,877
                                     ======   ======   ======   ======   ======
Fixed Charges:
  Interest expense                   $4,600   $4,324   $5,638   $5,959   $6,093
  Other adjustments                      44       49       66       73       54
                                     ------   ------   ------   ------   ------
Fixed charges as defined             $4,644   $4,373   $5,704   $6,032   $6,147
                                     ======   ======   ======   ======   ======
Ratio of earnings to
 fixed charges                         1.32     1.25     1.16     1.08     1.12
                                     ======   ======   ======   ======   ======

NOTE:

The ratio of earnings to fixed charges is calculated by dividing fixed charges into the sum of income before taxes, fixed charges and other adjustments. Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.